BTQ Technologies Corp. Announces Closing of C$40 Million Prospectus Offering Led by a New

Fundamental Long-Term Investor

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, BC and TAIPEI, TAIWAN, July 11, 2025, BTQ Technologies Corp. ("BTQ" or the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks is pleased to announce the closing of its public offering (the "Offering") pursuant to a prospectus supplement dated July 9, 2025 ("Prospectus Supplement") to the Company's short form base shelf prospectus dated April 29, 2025 ("Base Shelf"). The Offering was led by a new fundamental, long-term institutional investor, alongside participation from existing shareholders and new high-quality institutional investors. The Offering was completed on a best-efforts agency basis pursuant to an agency agreement (the "Agency Agreement") between the Company and A.G.P. Canada Investments ULC (the "Agent") dated July 9, 2025. Pursuant to the Offering, the Company has issued 5,555,555 common shares of the Company ("Common Shares") at a price of C$7.20 per Common Share, for aggregate gross proceeds of approximately C$40,000,000.

The Agent acted as the sole bookrunner and agent for the Offering and A.G.P./Alliance Global Partners acted as sole U.S. placement agent for the Offering.

The Company intends to use the net proceeds from the Offering for general corporate purposes, working capital and to accelerate the development of both hardware and software products and potential acquisitions. Pursuant to the terms of the Agency Agreement, the Company paid the Agent a cash fee equal to 7% of the gross proceeds from the Offering and issued to the Agent non-transferable broker warrants (the "Broker Warrants") equal to 2.5% of the total number of Common Shares sold pursuant to the Offering. Each Broker Warrant will be exercisable for one Common Share at a price of C$12.60 per Broker Warrant and is exercisable for a period of 60 months following the completion of the Offering.

The Prospectus Supplement, Base Shelf and continuous disclosure documents are available on SEDAR+ at https://sedarplus.ca and contain important information about the Offering and the Company.

The securities to be offered pursuant to the Offering have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or under any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, a "U.S. person" (as defined in Regulation S under the U.S. Securities Act) absent registration or any applicable exemption from the registration requirements under the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About BTQ

BTQ Technologies Corp. (Cboe CA: BTQ | FSE: NG3 | OTCQX: BTQQF) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

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Forward-Looking Information:

Certain statements or information contained in this news release may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking information"). Such forward-looking information includes but is not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, its development of hardware and software products, its potential acquisitions, and its use of proceeds from the Offering. Forward-looking information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking information.

The Company has made numerous assumptions including, without limitation, assumptions about: general business and economic conditions; that net proceeds from the Offering will accelerate the development of both hardware and software products and potential acquisitions; the nature of investors who participated in the Offering; and the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward- looking information herein will prove to be accurate. Forward-looking information is based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post- quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. More information about the risks and uncertainties affecting the Company's business can be found in the "Risk Factors" section of its Annual Information Form for the year ended December 31, 2024 and in the Company's most recently filed management's discussion and analysis, copies of which are available under the Company's profile on SEDAR+ at https://sedarplus.ca. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Cboe Canada does not accept responsibility for the adequacy or accuracy of the content of this News Release.